Fund Reorganization

On October 7, 2016, the API Capital Income Fund (the “Capital Income Fund”) acquired all the net assets of the API Efficient Frontier Value Fund (the “Value Fund”) pursuant to a plan of reorganization approved by Value Fund shareholders on September 29, 2016. The acquisition was accomplished by a tax free exchange of 348,117 shares of the Capital Income Fund, valued at $14,322,558 for 858,933 shares of the Value Fund outstanding on October 7, 2016. The investment portfolio of the Value Fund, with a fair value of $14,324,911 and identified cost of $10,012,780, was the principal asset acquired by the Capital Income Fund. For financial reporting purposes, assets received and shares issued by the Capital Income Fund were recorded at fair value; however, the cost basis of the investments received from the Value Fund was carried forward to align ongoing reporting of the Capital Income Fund’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Immediately prior to the merger, the net assets of the Capital Income Fund were $30,893,726.